Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

The following table presents the ratio of earnings to fixed charges for us and our consolidated subsidiaries for each of the periods indicated, including GFI beginning on February 27, 2015. This table has been recast to include the financial results of Berkeley Point starting April 10, 2014 (the date Berkeley Point was acquired by CCRE). For the purposes of calculating the ratio of earnings to fixed charges, “earnings” consist of income from operations before income taxes and fixed charges, net. “Fixed charges” consist of interest expense incurred on all indebtedness, amortized premiums, discounts and capitalized expenses relating to indebtedness and interest within rental expense. Neither we nor any of our consolidated subsidiaries had any preferred shares outstanding for any of the periods reflected in this table.

	Three Months
	Ended March	Year Ended December 31,
	31, 2018	2017	2016	2015	2014	2013
		(dollars in thousands)
Earnings:
Income from operations before income taxes[1]	$127,393	$225,808	$310,627	$436,179	$33,072	$269,538
Add: Fixed charges, net	23,446	82,231	59,887	69,533	37,949	39,932
Income (loss) before income taxes and fixed charges, net fixed charges, net	$150,839	$308,039	$370,514	$505,712	$71,021	$309,470
Fixed charges:
Total interest expense[2]	$22,166	$76,289	$54,751	$62,781	$32,297	$32,411
Amortized premiums, discounts and capitalized expenses related to indebtedness	1,280	5,942	5,136	6,752	5,648	5,921
Interest within rental expense	—	—	—	—	4	1,600
Total fixed charges	$23,446	$82,231	$59,887	$69,533	$37,949	$39,932
Ratio of earnings to fixed charges	6.4	3.7	6.2	7.3	1.9	7.7

[1]	Income from operations before income taxes does not include gains or losses from equity investees.
[2]	Total interest expense excludes operating interest on Warehouse notes payable.